Mail Stop 4561

<u>By US Mail and Facsimile</u>

Douglas G. Bergeron
Chief Executive Officer
VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

      Re: VeriFone Holdings, Inc.
              Form S-1
              Filed September 9, 2008
              File No. 333-153391

              Form 10-K for the fiscal year ended October 31, 2007
              Filed August 19, 2008
              File No. 1-32465

              Supplemental response filed November 3, 2008

Dear Mr. Bergeron:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

<u>Form S-1</u>

<u>General</u>

1. Ensure that you have updated your disclosure, as appropriate, since the date of first filing the S-1.

<u>Form 10-K for the year ended October 31, 2007</u>

<u>Potential Payments Upon Termination or Change of Control, page 147</u>

2. We note your response to our prior comment 7. In future filings, expand your discussion to clarify how the payment and benefit amounts you provide compare to the arrangements at

Douglas G. Bergeron
VeriFone Holdings, Inc.
November 26, 2008
Page 2

       your peer companies. State whether you consider the performance of the peer companies, relative to that of your company, in determining the amounts to pay.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna Levy at (202) 551-3292, or in her absence, you may contact me at 202-551-3462 with any other questions. If you thereafter require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Scott D. Miller, Esq. of Sullivan & Cromwell LLP
      (by facsimile, 650-461-5700)